October 11, 2024

Dixon Doll, Jr.
Chief Executive Officer
Roman DBDR Acquisition Corp. II
9858 Clint Moore Road, Suite 205
Boca Raton, FL 33496

        Re: Roman DBDR Acquisition Corp. II
            Registration Statement on Form S-1
            Filed September 17, 2024
            File No. 333-282186
Dear Dixon Doll Jr.:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 17, 2024
Cover page

1. We note your disclosure that nine "non-managing sponsor investors" have expressed an interest to purchase non-managing sponsor membership interests and "up to approximately 56.9% of the units in this offering." Please disclose whether there is a cap on the amount that each investor may purchase. Please also file any agreement or form of any agreements with the non-managing sponsor investors as exhibits.
2. Please revise to disclose whether the compensation and securities issuances, including the private warrants and the warrants that may be issued for the repayment of loans may result in a material dilution of the purchasers' equity interests. See Item
       1602(a)(3) of Regulation S-K.
 October 11, 2024
Page 2
Summary, page 1

3. Please include in the table on page 5 the shares that may be issued pursuant to the anti-dilution provision of the founder shares. Please also revise the disclosure outside the table the extent to which the private placement warrants and the warrants that may be issuable to repay working capital loans may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.
4. We note your disclosure on page 6 that if you raise additional funds through equity or convertible debt issuances, your public shareholders may suffer substantial dilution.
       We further note your disclosure on page 64 regarding possible PIPE transactions in connection with your initial business combination. Please revise your summary section to disclose any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of
       Regulation S-K.
5. Please reconcile the disclosure on page 25 and elsewhere in the prospectus that
       "a portion of the purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $200,000,000 (or $230,000,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account" with the prospectus cover page that "$201.0 million, or $231.15 million if the underwriters overallotment option is exercised in full ($10.05 per unit in either case), will be placed into a U.S.-based trust account."
Initial Business Combination, page 12

6. Please state the basis for your disclosure on pages 14, 40 and elsewhere that the fiduciary duties or contractual obligations of your officers or directors will not materially affect your ability to complete your initial business combination.
Ability to extend time to complete business combination, page 27

7. We note that you may seek shareholder approval to amend your amended and restated
       memorandum and articles of association to extend the date by which you must consummate your initial business combination. Please revise to disclose any limitations on extensions, including the number of times. See Item 1602(b)(4) of
       Regulation S-K.
Limited Payments to Insiders, page 39

8. Please reconcile the disclosure in this section, which refers to potential payments of consulting, success or finder fees to your independent directors, advisors, or their respective affiliates in connection with the consummation of our initial business combination, with the disclosure elsewhere including on page 43 which indicates you
       may pay your sponsor or a member of your management team a finder   s
fee, advisory
       fee, consulting fee or success fee.
Summary Financial Data, page 44

9. Please provide footnotes to explain the purpose of the "As Adjusted" column and how you determined each of the amounts in this column.
 October 11, 2024
Page 3

Risk Factors, page 47

10. We note the disclosure on page 8 that "in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
We may issue our shares to investors in connection with our initial business combination . . . , page 64

11. We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity and capital to the post-business combination entity.
       Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor s completion of the business combination or providing sufficient liquidity.
Dilution, page 101

12. We refer you to your tabular presentation of dilution here and on the outside cover page. Please clarify the following and or revise your disclosure within your next amendment.
           We note your net tangible book value (NTBV) before the offering of $(35,975)
          but your working capital deficit on page 44 is presented as $(60,975). Tell us how you considered the subscription receivable presented as a deduction from
          stockholders    equity in your determination of NTBV.
           Tell us how you considered the business combination marketing fee of 4.5% of gross proceeds payable to your underwriter, B. Riley stated on page 202 in your determination of the numerator.
13. Please revise the disclosure outside of the table to describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Your revisions should address, but not be limited to, shares that may be issued in connection with the closing of your initial business combination, additional financing in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. See Item 1602(c) of
       Regulation S-K.
 October 11, 2024
Page 4
Capitalization, page 103

14.    Please address the following related to your capitalization table:
           Explain why the business combination marketing fee payable to your underwriter,
           B. Riley is not included
           Provide an explanation for the increase in Additional paid-in capital to the As
           Adjusted amount of $989,433
           Tell us how the As Adjusted Accumulated deficit was not impacted by the offering and remains at $(22,305)

       In your next amendment, please ensure amounts disclosed are consistent throughout the filing and revised disclosures include enough clarity for an investor to understand how amounts are derived. To the extent certain components are excluded from the overall calculation, such amounts should be highlighted and accompanied by explanations for why such exclusions are made.
Proposed Business
Management Team, page 111

15. We note your disclosure on page 112 about the management's experience completing initial business combination in Roman DBDR I. Please disclose any extensions and redemption levels in connection with any extensions and/or the business combination in Roman DBDR I. See Item 1603(a)(3) of Regulation S-K.
Our Sponsor, page 113

16. Please revise the table to include the potential payment of advisory, consulting, success, or finder fees or any other fees that may be paid in connection with the initial business combination. See Item 1603(a)(6) of Regulation S-K.
17. Please revise the table on page 114 to also discuss the lock-up agreement with the underwriter as discussed on page 200. See Item 1603(a)(9) of Regulation S-K.
Management
Executive Officer and Director Compensation, page 149

18. Please revise to include the membership interests in the sponsor to be issued to your independent directors, as disclosed on page 113. See Item 402(r)(3) of Regulation S-
       K.
Principal Shareholders, page 158

19. Please revise to clarify the owner of your Class B Ordinary Shares. In this regard, your table on page 158 indicates that Roman DBDR Tech Sponsor II LLC owns 100% of your Class B Ordinary Shares. However, footnote 3 to the table on page 159 states that Roman DBDR Acquisition Sponsor II LLC, your sponsor, is the record holder of such shares.
 October 11, 2024
Page 5
Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 161

20. Please revise to disclose those "certain limited circumstances" when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of
       Regulation S-K.
Notes to Financial Statements
Note 2 - Significant Accounting Policies
Warrant Instruments, page F-12

21. We note your disclosure that the Public and Private Warrants will be classified as equity. Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the Public and Private Warrants. As part of your analysis, please specifically address the tender offer provision in section 4.4 of your
       warrant agreement filed as exhibit 4.4 and explain whether you believe there are any instances where a cash payment could be made to a warrant holder that was not in connection with a change of control of the Company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Joshua N. Englard, Esq.